UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

COMMISSION FILE NUMBER 1-14756

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMEREN CORPORATION

SAVINGS INVESTMENT PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation

1901 Chouteau Avenue

St. Louis, Missouri 63103

Ameren Corporation

Savings Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

Ameren Corporation

Savings Investment Plan

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Ameren Corporation Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameren Corporation Savings Investment Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
June 29, 2011

Ameren Corporation

Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets
Investments at fair value (Notes 3, 4 and 5)	$1,420,579,071	$1,237,694,636

Receivables
Notes receivable from Participants	31,812,438	30,646,679
Participant contributions	2,138,931	2,264,594
Employer contributions	858,138	884,522
Dividends and interest	267,874	226,257
Due from brokers for securities sold	3,177,555	844,903

Total receivables	38,254,936	34,866,955

Total assets	1,458,834,007	1,272,561,591

Liabilities
Accrued expenses	235,583	206,787
Due to brokers for securities purchased	3,330,353	807,961

Total liabilities	3,565,936	1,014,748

Net assets available for benefits at fair value	1,455,268,071	1,271,546,843

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(14,424,035)	(8,955,477)

Net assets available for benefits	$1,440,844,036	$1,262,591,366

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	2010	2009

Additions:
Interest and dividends	$25,104,971	$22,830,247
Net appreciation in fair value of investments (Notes 3, 4 and 5)	126,222,899	142,544,001
Participant contributions	71,451,072	69,353,000
Employer contributions	26,567,080	25,069,576

Total additions	249,346,022	259,796,824

Deductions:
Benefits paid to participants	69,541,944	54,974,264
Administrative expenses (Note 6)	1,551,408	1,508,744

Total deductions	71,093,352	56,483,008

Net increase	178,252,670	203,313,816

Net assets available for benefits
Beginning of year	1,262,591,366	1,059,277,550

End of year	$1,440,844,036	$1,262,591,366

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan

General

The following is a brief summary of the various provisions of the Ameren Corporation Savings Investment Plan (the “Plan”). Participants should refer to the Plan document for more complete information.

The Plan’s purpose is to provide all regular full-time management and contract employees (the “Participants”) of Ameren Corporation (the “Company”) and its wholly owned subsidiaries the option to defer a portion of their annual base compensation, and incentive and other compensation (for management employees), for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to certain provisions of ERISA, as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Trust and Administrative Agreement.

Participation

All regular full-time employees are eligible to participate upon employment.

Contributions

All Participants can contribute a maximum of 100% of their base compensation to the Plan. The Plan was amended on January 1, 2010, for management employees to include additional pay, besides base pay, as 401(k) eligible pay. Additional pay includes, but is not limited to, short-term incentive pay, bonuses, over time, continuous operations pay and premium pay. Participant contributions are subject to annual limitations imposed by the Code ($16,500 in 2010 and 2009). The Company will make an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percent of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant’s compensation that he or she elects to contribute to the Plan each year. The amount of Company matching contribution depends on the Participant’s employment classification, and for contract employees is determined by the collective bargaining agreement with the specific union representing the Participants. The Company also makes true-up Employer Basic Matching Contributions for Participants who contribute the IRS maximum before the end of the year and, as a result, do not receive the full company match. The Employer Additional Matching Contributions are invested in the Ameren Stock Fund, and as such, are nonparticipant-directed investments, but Participants have the opportunity to immediately allocate these contributions to different investments if so desired.

The Plan permits “catch-up” contributions for all employees age 50 and older. Eligible employees could contribute $5,500 in 2010 and 2009 as a “catch-up” contribution. The Company does not match “catch-up” contributions.

Participants direct their contributions and the Employer Basic Matching Contributions by electing that such contributions be placed in a single investment fund or allocated in increments of one

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

percent to any combination of investment funds. Such fund allocation elections may be changed daily.

As part of the merger of the CILCO Employees’ Savings Plan into the Plan on January 1, 2004, the AES Stock Fund was added to the SIP to allow Participants time to transition this investment to other Plan funds. The fund was terminated effective December 31, 2010. Any balances held in the AES Stock Fund were automatically reallocated to the Target Retirement Date Fund closest to the Participant’s estimated retirement date, assuming retirement at age 65.

Effective January 1, 2009, the Plan includes 403(a), 403(b) and 457 distributions as eligible rollover contributions.

Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

Notes Receivable from Participants

The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or 50% of the vested amount in the Participant’s account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall bear a reasonable interest rate as determined under policies established for the Plan and (5) such other rules and regulations as may be adopted by the Company. At December 31, 2010 and 2009, the interest rates on participant loans ranged from 4.00 percent to 10.50 percent.

Vesting

The amounts in Participants’ accounts, including Company contributions, are fully vested at all times.

Payment of Benefits

The total amount of a Participant’s account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant. Effective January 1, 2009, a provision requiring automatic payout at age 70 1/2 was replaced with a provision requiring minimum distributions (annual installments payable during the participant’s lifetime). All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Stock Fund or, through December 14, 2010, the AES Stock Fund, if applicable, distributed in shares of Ameren or AES common stock, respectively. Participants may withdraw certain basic contributions, rollover contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the Participant’s account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

The Plan also allows, at the discretion of the Company, participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of AmerenCIPS, to receive distributions prior to termination of employment of (a) all or a portion of a Participant’s account balance acquired at least 84 months prior to a distribution and (b) any portion of a Participant’s account balance acquired by dividends or other income. Any such distributions would be subject to tax withholding and potentially a 10% early withdrawal penalty similar to any other early Plan distribution unless the distribution is rolled over to an individual retirement account or other qualified plan.

Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

Investment contracts held by defined-contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, as contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are presented at fair value as of December 31, 2010 and 2009. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income from Ameren common stock is recorded when received. Net

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Fees associated with administering the Plan are generally paid by the Plan. Trustee and recordkeeping fees are primarily paid via (1) revenue sharing payments (payments made directly from investment managers to the recordkeeper), (2) fees accrued in the investment funds that do not pay revenue sharing, and (3) flat dollar fees that are assessed to all Participants quarterly.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

New Accounting Standards

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 amends ASC 820, Fair Value Measurements and Disclosures, to require new disclosures related to transfers into and out of Levels 1, 2 and 3 of the fair value hierarchy and additional disclosures relating to Level 3 measurements. The guidance also clarifies existing fair value measurement disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Adoption of ASU 2010-06 did not have a material impact on the Plan’s Financial Statements. The additional disclosure requirements effective for periods beginning after December 15, 2010 are also not expected to have an impact on the Plan’s Financial Statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plan. This update requires participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Previously, participant loans were classified as investments to be presented at fair value in accordance with ASC 820, Fair Value Measurements and Disclosures. This update is effective for fiscal years ending after December 15, 2010 and should be applied retrospectively. The Company adopted this policy during the year ended December 31, 2010 on a retrospective basis. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types:

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

(i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this update will have a material impact on the Plan’s financial statements.

3.	Investments

The following table presents investments of the Plan at December 31, 2010 and 2009, respectively:

	2010	2009
Investments at Fair Value
Common Stock
Ameren Corporation(1)(2)	$169,366,789	$159,480,380
The AES Corporation	–	6,198,986
Managed Domestic Equity Funds
NWQ Small/Mid Cap Value Fund(1)	145,454,501	110,363,725
American Funds Growth Fund of America(1)	106,236,985	96,828,177
BlackRock Equity Index Fund(1)	100,809,640	86,293,624
Allianz NFJ Dividend Value Fund(1)	97,155,445	86,703,523
Vanguard Extended Market Index Fund(1)	78,803,902	57,710,759
Royce Value Plus Fund	16,982,529	11,348,505
Managed International Equity Fund
American Funds EuroPacific Growth Fund(1)	130,143,268	123,593,860
Managed Fixed Income Funds
Northern Trust Company Collective Stable Asset Fund(1)(3)	303,163,476	279,573,034
PIMCO Total Return Fund(1)	86,889,367	77,330,057
BlackRock TIPS Bond Index Fund	7,273,213	–
Fidelity Management Trust Co. Institutional Cash Portfolio	6,399,893	2,878,191
Managed Target Retirement Date Funds
BlackRock LifePath 2020 Portfolio	44,328,671	36,716,649
BlackRock LifePath 2015 Portfolio	34,104,807	29,081,792
BlackRock LifePath 2025 Portfolio	33,720,030	27,462,925
BlackRock LifePath 2030 Portfolio	20,801,918	15,727,270
BlackRock LifePath Retirement Portfolio	14,801,818	14,804,899
BlackRock LifePath 2035 Portfolio	8,300,052	5,997,729
BlackRock LifePath 2040 Portfolio	6,285,563	4,178,102
BlackRock LifePath 2045 Portfolio	5,009,286	2,736,720
BlackRock LifePath 2050 Portfolio	4,330,117	2,685,729
BlackRock LifePath 2055 Portfolio	217,801	–

Total investments	$1,420,579,071	$1,237,694,636

(1)	Investments that represent 5% or more of the Plan’s net assets at December 31, 2010.
(2)	Nonparticipant-directed portion $54,708,441 and $46,639,222 at December 31, 2010 and 2009, respectively.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

(3)	The Northern Trust Company Collective Stable Asset Fund holds investment contracts that are presented at fair value. Contract value of those investments, representing the benefits available to Plan Participants, was $288,739,441 and $270,617,557 as of December 31, 2010 and 2009, respectively.

During 2010 and 2009, the Plan’s investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in value as follows:

	2010	2009
Investments at Fair Value

Managed Domestic Equity Funds	$85,775,378	$94,845,866
Managed Target Retirement Date Funds	17,986,798	26,404,590
Managed Fixed Income Fund	12,292,081	16,020,770
Managed International Equity Fund	8,718,787	30,549,714
Ameren Corporation Common Stock	2,157,223	(27,824,454)
The AES Corporation Common Stock	(707,368)	2,547,515

Total net change in fair value	$126,222,899	$142,544,001

4.	Fair Value Measurements

The authoritative guidance issued by the Financial Accounting Standards Board regarding fair value measurement provides a framework for measuring fair value for all assets and liabilities that are measured and reported at fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation, were used in the valuation process. Inputs to valuation can be readily observable, market corroborated, or unobservable. Valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs were used. The provisions also establish a fair value hierarchy that prioritizes the inputs used to measure fair value. All financial assets and liabilities carried at fair value were classified in one of the following three hierarchy levels:

Level 1: Inputs based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the reporting date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs to the valuation methodology include:

-	Quoted prices for similar assets or liabilities in active markets;

-	Quoted prices for identical or similar assets or liabilities in inactive markets;

-	Inputs other than quoted prices that are observable for the asset or liability;

-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009. Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded. Mutual funds and collective trust funds are valued at the net asset value (NAV) of shares or units held by the Plan at year end, representing the value at which shares of the fund may be purchased or redeemed. The fair value of the investments within the funds are based on quoted prices in active markets and securities valued using observable inputs or quotations from inactive markets. Under ordinary market conditions, redemptions are permitted as of valuation dates and are executed at NAV.

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2010:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Common stock	$169,366,789	$–	$–	$169,366,789
Mutual funds
Domestic equity funds	299,178,861	–	–	299,178,861
International equity funds	130,143,268	–	–	130,143,268
Fixed income funds	86,889,367	–	–	86,889,367
Collective trust funds
Domestic equity funds	–	246,264,141	–	246,264,141
Fixed income funds	–	316,836,582	–	316,836,582
Target retirement date funds	–	171,900,063	–	171,900,063

	$685,578,285	$735,000,786	$–	$1,420,579,071

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2009:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Common stock	$165,679,366	$–	$–	$165,679,366
Mutual funds
Domestic equity funds	252,590,964	–	–	252,590,964
International equity funds	123,593,860	–	–	123,593,860
Fixed income funds	77,330,057	–	–	77,330,057
Collective trust funds
Domestic equity funds	–	196,657,349	–	196,657,349
Fixed income funds	–	282,451,225	–	282,451,225
Target retirement date funds	–	139,391,815	–	139,391,815

	$619,194,247	$618,500,389	$–	$1,237,694,636

The Plan does not hold any investments requiring Level 3 measurements, and there have not been any transfers of assets between the levels from 2009 to 2010.

5.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments at and for the years ended December 31, 2010 and 2009, is as follows:

	2010	2009

Net assets
Ameren Common Stock Fund	$54,708,441	$46,639,222
Employer contributions receivable	307,128	314,394

Changes in net assets
Interest and dividends	2,770,828	2,366,252
Net appreciation (depreciation) in fair value of investments	853,271	(6,511,556)
Employer contributions	9,398,029	8,886,710
Benefits paid to Participants	(1,595,299)	(1,312,982)
Administrative expenses	(45,975)	(45,694)
Net transfer out to other investments	(3,318,901)	(3,113,869)

6.	Transactions with Parties-in-Interest

At December 31, 2010, the Plan held Company common stock with a cost and market value of $211,617,948 and $169,366,789, respectively. During 2010, the Plan purchased shares at a cost of $35,348,381 and sold shares valued at $25,591,525.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

At December 31, 2009, the Plan held Company common stock with a cost and market value of $213,879,988 and $159,480,380, respectively. During 2009, the Plan purchased shares at a cost of $36,643,054 and sold shares valued at $28,182,985.

At December 31, 2010, and December 31, 2009, respectively, the Plan held $6,399,893 and $2,878,191 in the Fidelity Management Trust Company Institutional Cash Portfolio, which is managed by the Trustee.

Fees paid by the Plan to the Trustee for recordkeeping and trust services were $1,141,191 and $1,134,569 for the years ended December 31, 2010 and December 31, 2009, respectively.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2010 and 2009:

	2010	2009

Net assets available for benefits per the financial statements	$1,440,844,036	$1,262,591,366
Amounts allocated to deemed distributions of notes receivable from Participants	(685,400)	(691,330)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	14,424,035	8,955,477

Net assets available for benefits per the Form 5500	$1,454,582,671	$1,270,855,513

Deemed distributions of notes receivable from Participants, resulting from defaults of notes receivable from Participants, are no longer considered assets of the Plan with respect to Form 5500 filings.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the years ended December 31, 2010 and 2009:

	2010	2009

Total additions per the financial statements	$249,346,022	$259,796,824
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the current year-end	14,424,035	8,955,477
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the prior year-end	(8,955,477)	6,209,250
Less: Interest income of defaulted notes receivable from Participants	(47,617)	–

Total income per the Form 5500	$254,766,963	$274,961,551

The following is a reconciliation of total deductions per the financial statements to total expenses per the Form 5500 for the years ended December 31, 2010 and 2009:

	2010	2009

Total deductions per the financial statements	$71,093,352	$56,483,008
Add: Net increase (decrease) in defaulted notes receivable from Participants	(53,547)	122,484

Total expenses per the Form 5500	$71,039,805	$56,605,492

8.	Federal Income Tax Status

The Company obtained its latest determination letter May 28, 2008, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

9.	Subsequent Events

Subsequent event procedures have been carried out to the date of the financial statement issuance.

Ameren Corporation

Savings Investment Plan

Schedule of Assets (Held at End of Year)

December 31, 2010	Schedule 1

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

***	Northern Trust Company	Collective Stable Asset Fund	$250,343,004	$303,163,476
*	Ameren Corporation	Ameren Stock	211,617,948	169,366,789
	Nuveen Fund Advisors	NWQ Small/Mid Cap Value Fund	153,566,118	145,454,501
	Allianz Global Investors Fund Management	NFJ Dividend Value Fund	133,402,609	97,155,445
	American Funds Group	EuroPacific Growth Fund	125,221,652	130,143,268
	American Funds Group	Growth Fund of America	97,892,403	106,236,985
	Pacific Investment Management Company	PIMCO Total Return Fund	86,226,498	86,889,367
	BlackRock	BlackRock Equity Index Fund	85,612,631	100,809,640
	The Vanguard Group	Vanguard Extended Market Index Fund	63,628,683	78,803,902
	BlackRock	BlackRock LifePath 2020 Portfolio	41,576,789	44,328,671
* **	Participants	Participant Loans	31,812,438	31,812,438
	BlackRock	BlackRock LifePath 2025 Portfolio	31,734,066	33,720,030
	BlackRock	BlackRock LifePath 2015 Portfolio	31,076,143	34,104,807
	BlackRock	BlackRock LifePath 2030 Portfolio	18,977,146	20,801,918
	Royce	Royce Value Plus Fund	13,901,666	16,982,529
	BlackRock	BlackRock LifePath Retirement Portfolio	13,662,182	14,801,818
	BlackRock	BlackRock LifePath 2035 Portfolio	7,392,624	8,300,052
	BlackRock	BlackRock TIPS Bond Index Fund	7,071,925	7,273,213
*	Fidelity Management Trust Company	FMTC Institutional Cash Portfolio	6,399,893	6,399,893
	BlackRock	BlackRock LifePath 2040 Portfolio	5,403,063	6,285,563
	BlackRock	BlackRock LifePath 2045 Portfolio	4,057,548	5,009,286
	BlackRock	BlackRock LifePath 2050 Portfolio	3,574,217	4,330,117
	BlackRock	BlackRock LifePath 2055 Portfolio	199,826	217,801

			$1,424,351,072	$1,452,391,509

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.00% to 10.50% on loans maturing through 2020.
***	Collective Stable Asset Fund holds investment contracts that are presented at fair value. Contract value of those investments, representing the benefits available to Plan Participants, was $288,739,441 as of December 31, 2010.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION SAVINGS INVESTMENT PLAN

AMEREN SERVICES COMPANY
(Administrator)

By	/s/ Daniel F. Cole
Daniel F. Cole
President & CEO
Ameren Services Company

June 29, 2011

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm